Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES THE NOMINATION OF STEVE WHITE TO ITS BOARD

Calgary, Alberta (October 30, 2020) – Shaw Communications Inc. (“Shaw”), on behalf of the Board of Directors (the “Board”), is pleased to announce the nomination of Steve White as a director of Shaw. Steve is expected to join the Board following the election of directors at the January 13, 2021 Annual General Meeting.

For the past 11 years, Steve has served as President, Comcast West Division of Comcast Corporation. In that role Steve was responsible for leading Comcast’s cable division in the western United States, with a team of 28,000 employees serving more than 10 million customers, and generating revenue of approximately US$18 billion. Steve is currently assuming new responsibilities as President and Special Counsel to the CEO of Comcast Cable.

Steve brings deep industry knowledge and experience in leadership, operations, technology, sales, marketing, digital acceleration, and diversity and inclusion to the Board. Prior to joining Comcast in 2002, Steve held senior leadership positions in AT&T Broadband and Telecommunications, Inc., and has over 30 years of relevant experience in sales, marketing, operations and management.

“We are very excited to have Steve join us as a board member,” said Brad Shaw, Executive Chair & Chief Executive Officer of Shaw. “Steve brings complementary leadership and tremendous operational expertise to our Board with his depth and breadth of hands-on industry experience.”

“I very much look forward to joining Shaw’s strong board,” said Steve White. “Shaw is a leader and early adopter of Comcast’s industry leading broadband and video technology platform and I believe my experience will further support Shaw’s business strategy.”

Steve currently sits on the Boards and Compensation and Corporate Governance Committees of Hormel Foods Corporation, and W.W. Grainger, Inc.

About Shaw

Shaw Communications is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Communications Inc.

Investor Relations

investor.relations@sjrb.ca

www.shaw.ca